Mail Stop 3561

January 10, 2008

Robert McGinnis
President
Financial Asset Securities Corp.
600 Steamboat Road
Greenwich, CT 06830

Re: Fremont Home Loan Trust 2006-2
        Form 10-K for the fiscal year ended December 31, 2006
        Filed April 2, 2007
        File No. 333-130961-02

Dear Mr. McGinnis,

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                            Sincerely,

                                            Max A. Webb
                                            Assistant Director